

Mail Stop 3720

August 21, 2008

Via U.S. Mail and Fax
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1555
Dallas, TX 75201

      RE: **Lighting Science Group Corp.**
             Forms 10-K for the fiscal year ended December 31, 2007
             Filed March 31, 2008 and
             Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
             Filed May 14, 2008 and August 14, 2008, respectively
             File No. 0-20354

Dear Mr. Hamilton:

We have reviewed your supplemental response letter dated July 10, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated June 16, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the year ended December 31, 2007

1. We note your response to prior comment 1. Tell us why you believe that SAB 54 and EITF D-97 are the appropriate guidance to account for the business combination of LED Holdings LLC ("LED Holdings") and Lighting Science Group Corp. ("LSGC") in the form of a reverse acquisition, accounting that is generally guided by SFAS 141, specifically paragraphs 17 and 37. Push-down accounting is typically applied when an acquired company retains a separate corporate entity and must reflect the new basis of accounting arising from its acquisition, which we do not believe reflects the facts and circumstances of the LED Holdings and LSGC reverse merger.

2. Since a quoted market price exists for the common shares of LSGC, tell us why you did not use the market price of the shares of LSGC to determine the purchase price of LSGC. In this regard, we refer to paragraphs 6 and 22 of SFAS 141. Paragraph 22 of SFAS 141 states that the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity. In your particular case, since you are accounting for the transaction as a reverse acquisition, it appears that the purchase price should be the total fair value of all the issued shares of LSGC prior to the consummation of the reverse acquisition.

3. Refer to note 9 to the financial statements of LED Effects, Inc. ("LED Effects") and LED Holdings included in Exhibit 99.2 of the Form 8-K/A dated December 10, 2007. We note that LED Holdings accounted for the June 14, 2007 Asset Contribution Agreement as the acquisition by LED Holdings of the business of LED Effects. We also note that LED Effects received 100% of the Class B members' interest, which represents 49.7% of the total members' interests. In order to further evaluate the appropriateness of your accounting, provide us with the following information:
    a. Tell us the reasons for the creation of LED Holdings;
    b. Whether LED Effects and LED Holdings were related parties prior to the consummation of the Asset Contribution Agreement;
    c. Whether LED Holdings was created to change the entity's legal form from a corporation to an LLC;
    d. The nature of the assets contributed by the original shareholders (Pegasus, et al.) to LED Holdings; and
    e. Whether the original shareholders of LED Holdings became part of the management of LED Holdings subsequent to the consummation of the Asset Contribution Agreement.

4. Further, addressing SFAS 141, tell us in detail why you believe that it is appropriate to account for the effect of the Asset Contribution Agreement as the acquisition by LED Holdings of the business of LED Effects. Tell us in detail whether you considered accounting for this transaction as a recapitalization as a result of the change in legal structure of LED Effects into a LLC with a simultaneous financing of $15 million in cash from the shareholders of LED Holdings.

5. We note that on October 4, 2007, for accounting purposes, the business of LED Effects acquired LSGC. Since LED Holdings was a newly created entity and considering that its only asset consisted of the $15 million cash contributed by the shareholders of LED Holdings at the time of its formation, it appears that the business of LED Effects should be considered for accounting purposes the registrant for all periods presented. Therefore, it appears that you should include in your December 31, 2007 Form 10-K:
    a. Audited balance sheet of LED Effects as of December 31, 2006;
    b. Audited statements of operations and statements of cash flows of LED Effects for the years ended December 31, 2006 and December 31, 2005;
    c. Audited balance sheet of the business of LED Holdings as of December 31, 2007; and
    d. Audited statements of operations of the business of LED Effects for the year ended December 31, 2007. In this regard, if it is determined that under SFAS 141, it is not

appropriate to apply purchase accounting to the June 13, 2007 transaction, it appears that you should include the historical audited statements of operations and statements of cash flows of LED Effects' business from January 1, 2007 through December 31, 2007, which should give effect to the October 4, 2007 acquisition of LSGC by the business of LED Holdings. If it is determined that under SFAS 141, it is appropriate to apply purchase accounting to the June 13, 2007 transaction, it appears that you should include:

    i. Historical audited statements of operations and statements of cash flows of LED Effects' business from January 1, 2007 through June 13, 2007; and

    ii. Historical audited statements of operations and statements of cash flows of LED Holdings, Inc. from June 14, 2007 to December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisitions of the business of LED Effects on June 4, 2007 and of LSGC in October 4, 2007; and

e. Retroactively restated historical stockholder's equity to reflect the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Joe Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                   Sincerely,

                   Larry Spirgel
                   Assistant Director